Mail Stop 0407


      January 25, 2005


Gary Labrozzi
President
Brandmakers, Inc.
2901 Florida Avenue, Suite 806
Coconut Grove, Florida  33133

	RE:  	Brandmakers, Inc.
      Preliminary Schedule 14C
      Filed on December 23, 2004
      File No. 0-28184

Dear Mr. Labrozzi:

	We have limited our review of your information statement to consideration of your disclosure concerning your delinquency in periodic reporting and related matters, and we have the following comments. Please revise your information statement to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Please revise your information statement to prominently disclose that you have not filed your 2003 fiscal year Form 10-K and subsequent periodic reports, as you have been obligated to do under the Securities Exchange Act of 1934. Also, explain why you have failed to file the reports.


2. Please discuss why you have agreed to issue post-split common stock to your former officers and directors, and indicate the aggregate percentage of outstanding post-split common stock the former officers and directors will be issued. We may have further comment upon review of your response.

*	*	*	*

	Please file a revised preliminary information statement in response to these comments. You may wish to provide us with marked copies of any revision to expedite our review. Please furnish a cover letter with your revised preliminary information statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your filing and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	Please contact Cheryl Grant, Staff Attorney, at (202) 942-
1916,
or me, at (202) 942-1797, with any questions.


					Sincerely,



					Michele Anderson
					Legal Branch Chief


cc:	Joel Bernstein, Esq.
	786-513-8522 (fax)

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Mr. Labrozzi
Brandmakers, Inc.
January 25, 2005
Page 3